

February 12, 2014

Via E-mail
Kexuan Yao
President and Chief Executive Officer
Armco Metals Holdings, Inc.
One Waters Park Drive, Suite 98
San Mateo, CA 94403

> **Re: Armco Metals Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 29, 2014**
> **File No. 333-193103**

Dear Mr. Yao:

We have reviewed your responses to the comments in our letter dated January 23, 2014 and have the following additional comment.

General

1. We note your response to our prior comment 1. Please reconcile your response with the disclosure in the third risk factor on page 13.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
James M. Schneider, Esq.
Pearlman Schneider LLP